

May 1, 2013

Via E-mail
Mr. Alan Herrick
President and Chief Executive Officer
Sapient Corporation
131 Dartmouth Street
Boston, Massachusetts 02116

> **Re:** **Sapient Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 000-28074**

Dear Mr. Herrick:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Service Revenues by Operating Segment, page 34

1. In the context of your disclosures pertaining to increases in SapientNitro's service revenues, we note that you attribute increases in your revenues in the Consumer, Travel, and Automotive sector to increasing acceptance of your value proposition. Please explain what you mean by your "value proposition." Also, please explain and quantify the extent to which the increase in revenues in the sector is the result of acquiring new clients or

increasing sales to existing clients.  Also, tell us the extent to which the revenues have been affected by changing prices.  Please refer to Item 303(a)(3)(iii) of Regulation S-K.

Item 8.  Financial Statements and Supplementary Data

Note 2.  Summary of Significant Accounting Policies

(m) Revenue Recognition and Allowance for Doubtful Accounts, page 70

2.      We note you state on page 70 that you evaluate contracts for multiple deliverables and when appropriate, separate the contracts into separate units of accounting based upon their relative selling prices.  Please tell us what percentage of your revenue is generated by multiple element arrangements and describe the elements that are typically bundled together in your arrangements.  If material, also tell us how often you allocate consideration from these arrangements based on vendor specific objective evidence, third party evidence and best estimated selling price as prescribed by ASC 605-25-30-2.  Further, if you rely on best estimated selling price tell us how you determine such amounts and what market and entity-specific factors you consider.  Lastly, to the extent multiple element arrangements are significant to your operations, tell us your consideration in expanding your disclosures in future filings to disclose the methods you primarily use in allocating multiple element arrangements (i.e., VSOE, TPE, or BESP) and how you determine fair value under the applicable fair value methodology.

3.      You disclose that revenue for digital marketing media sales is recorded based on the gross amount billed to the client as revenue when key indicators suggest the company acts as a principal.  Please update us as to the amount of revenue recognized on a gross basis for digital marketing media sales for each period presented, if any.  To the extent revenue recognized on a gross basis is material, please explain how you considered each of the factors presented in ASC 605-45 and determined that gross accounting was appropriate.

Note 17.  Segment Reporting, page 102

4.      Please provide us with your consideration to disclose the revenues from external customers for each service or group of similar services, unless it is impracticable to do so pursuant to ASC 280-10-50-40.  If providing the information is impracticable, that fact shall be disclosed.  In this regard, based upon review of your revenue recognition policy, it appears you may have four types of services: professional consulting services, digital marketing media sales, marketing services, and offline printing and production services.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407, or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters.  If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Matthew Crispino, Staff Attorney, at (202) 551-3456.  If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc:     Via E-mail
        Joseph S, Tibbetts Jr. – Sapient Corporation
        Joseph A. LaSala Jr.  – Sapient Corporation